AKBANK

07020313

RECEIVED

2007 JAN 16 A 6:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-34825

09.01.2007

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

A.Cenk Göksan
Investor Relations
Division Head

Arbil Öztozlu
Investor Relations
Team Manager

PROCESSED

JAN 17 2007

THOMSON
FINANCIAL

Enclosure;

Press Release titled "Citigroup successfully Completes Acquisition of 20% Equity Interest in Akbank"

LNDOCS01/383038.1

Akbank T.A.S.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

6115-12/2004 (882)

citigroup AKBANK

For Immediate Release
January 9, 2007

CITIGROUP SUCCESSFULLY COMPLETES ACQUISITION OF 20% EQUITY INTEREST IN AKBANK

New York/Istanbul – Citigroup and Akbank today announced that, following receipt of all required regulatory approvals, the parties have successfully completed the acquisition by Citigroup of a 20% stake in Akbank. Under the terms of their agreement announced on October 17, 2006, Citigroup has acquired a 20% equity stake in Akbank for approximately $3.1 billion, at a price of 9.50 Yeni Kurus (YKr) per share.

Citigroup obtained its shares in Akbank through (a) the purchase of shares equal to approximately 11.67% of the fully diluted capital of Akbank from Sabanci family members and Sabanci Holding subsidiaries at 9.50 YKr per share and (b) the issuance of new Akbank shares, equal to 8.33% of Akbank's fully paid up capital, at the same price through a reserved capital increase in favor of Citigroup. The parties' rights of first refusal or first offer under the agreements become effective at the closing.

In addition, pursuant to the terms of their agreement, Citigroup's nominee, Sir Winfried Bischoff, has been appointed to Akbank's Board of Directors, and Mr. Ege Çağlar, Sabanci Holding's nominee, has been appointed to the Board of Directors of Citigroup's Turkish banking subsidiary, Citibank A.S.

The agreement establishes a strategic collaboration between Citigroup and Akbank to pursue new commercial activities, referral arrangements and to share expertise and technology. Through its strategic investment Citigroup offers Akbank access to Citigroup's know-how in world-class product innovation, most advanced credit risk management practices and top quality management training programs, which are expected to strengthen Akbank's performance and accelerate its growth in both retail corporate and investment banking business lines.

With its widely recognized strong brand name, Akbank currently has 675 branches and 1,617 ATMs and is a premier, full-service retail, commercial, corporate and private bank in Turkey, with assets of $39.6 billion, loans of $19.6 billion and a deposit base of $25.0 bilion. It is the third largest bank by assets and the most profitable private banking institution in the country.

# # #

Sir Winfried Bischoff

Sir Winfried Bischoff, is the Chairman of Citigroup Europe and a Member of the Citigroup Management and Operating Committees.

Sir Winfried Bishoff joined the Company Finance Division of J. Henry Schroder & Co. Limited, London, in 1966. In 1971, he was appointed Managing Director of Schroders Asia Limited, Hong Kong. He returned to London in January 1983 and was appointed Chairman of J. Henry Schroder & Co. in October 1983 and Group Chief Executive of Schroders plc in December 1984. Sir Win was appointed Chairman of Schroders plc in May 1995. Following the acquisition of Schroders' investment banking business by Salomon Smith Barney, Inc., a subsidiary of Citigroup Inc., he assumed his present position in May 2000.

Ege Çağlar

Mr. Ege Çağlar joined Akbank as Foreign Transactions Manager in 2002. Mr. Çağlar is currently Head, Branch Operations, Akbank a position he has held since May 2003.

About Citigroup:
Citigroup (NYSE: C), the leading global financial services company, has some 200 million customer accounts and does business in more than 100 countries, providing consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, and wealth management. Major brand names under Citigroup's trademark red umbrella include Citibank, CitiFinancial, Primerica, Smith Barney and Banamex. Additional information may be found at www.citigroup.com

About Akbank:
Akbank is Turkey's most profitable private bank. Founded in 1948, Akbank offers a wide range of retail, commercial, corporate, private banking, international trade finance and capital markets services. Akbank operates through its Head Office in Istanbul and its 13 Regional Directorates, and a strong and extensive distribution network that includes 675 branches and through its alternative delivery channels. Customer-focused banking is Akbank's priority and offering customers creative, innovative, highly specialized quality products and services is the main objective of Akbank's mission.

Citigroup Contacts:

Media:	Shannon Bell, New York	1-212-793-6206
	Dan Noonan, London	44-207-986-5608
	Nevnihal Ciftici, Istanbul	90-212-319-4430
Investors:	Arthur Tildesley	1-212-559-2718
Fixed Income:	Maurice Raichelson	1-212-559-5091

Akbank Contacts:
Media:
Murat Gollu
Head of Corporate Communication
murat.gollu@akbank.com
Tel: 90-212-385 62 75

Investors:
Cenk Goksan
Head of IR
Cenk.goksan@akbank.com
Tel: 212-280 13 35